SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2005

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

COMMITMENT TO OUTSTANDING PRACTICES IN SOCIAL
RESPONSIBILITY AND SUSTAINABILITY PLACES BRASKEM IN
BOVESPA´S CORPORATE SUSTAINABILITY INDEX

The Index includes publicly-held companies listed on the São Paulo Stock Exchange – BOVESPA, which are committed to sustainable growth

São Paulo, Brazil, December 2, 2005 --- Braskem (BOVESPA: BRKM5; NYSE: BAK; LATIBEX: XBRK), leader in the thermoplastic resins segment in Latin America and one of the three largest Brazilian privately-owned industrial companies, announces today that it has been selected as one of 28 companies featured in the first Corporate Sustainability Index (ISE). The index was created by the São Paulo Stock Exchange in association with capital market professional entities, Fundação Getúlio Vargas, Instituto Ethos and the Brazilian Ministry of Environment and its major goal is to provide investors with the option to invest in a portfolio consisting of shares issued by companies that are committed to social responsibility and corporate sustainability. Additionally, the index aims at promoting and encouraging other companies to adopt best corporate practices.

“The inclusion of Braskem in the ISE is an evidence that the market recognizes the company is making substantial progress in issues related to corporate sustainability”, Mr. José Carlos Grubisich, Braskem’s CEO, said. He adds that the importance of this issue for the company has been highlighted since its creation, in 2002, as stated in its Public Commitment.

In order to establish the index, which includes companies from several industries, approximately 150 companies listed on the Bovespa were considered. Only companies with high liquidity levels that meet the sustainability requirements set forth by the ISE Council have been considered in the selection process. In the petrochemical sector, only Braskem and Copesul have fulfilled such requirements.

In Mr. José Marcos Treiger´s opinion, Braskem’s IRO, being one of the 28 companies ranked on this index clearly shows that the company has put in practice relevant concepts that place Braskem as a responsible company in the corporate scenario. Mr. Treiger explains that recognition by investors of socially responsible and sustainable companies has been a global trend, as in the long term these companies will add more value to their shareholders. This trend is confirmed by the Dow Jones Sustainability Index, the first international index of this nature, launched in 1999.

BOVESPA: BRKM5 NYSE: BAK LATIBEX: XBRK www.braskem.com.br

Further information on the
Company’s website at
www.braskem.com.br or by
contacting the IR Team:

José Marcos Treiger
Investor Relations Officer
Phone: (55) (11) 3443 9529
jm.treiger@braskem.com.br

Luiz Henrique Valverde
IR Manager
Phone: (55) (11) 3443 9744
luiz.valverde@braskem.com.br

Luciana Paulo Ferreira
IR Manager
Phone: (55) (11) 3443 9178
luciana.ferreira@braskem.com.br

Braskem’s focus on environmental and social best practices, supported by continuous investments to improve the quality of its installations, has been responsible for an outstanding performance, as confirmed by the reduction of over 80% in the company’s accident rate when compared to 2002, which places Braskem as a benchmark in the international petrochemical industry. Among these positive results, it is important to mention the reduction of over 40% in effluent emissions and more than 45% reduction in residue generation. In the social area, Braskem often invests in initiatives related to environmental education, social inclusion and culture.

Braskem, a world-class Brazilian petrochemical company, is the leader in the thermoplastic resins segment in Latin America, and is among the three largest Brazilian-owned private industrial companies. The company operates 13 manufacturing plants located throughout Brazil, and has an annual production capacity of 5.8 million tons of resins and other petrochemical products.

FORWARD-LOOKING STATEMENT DISCLAIMER

This press release contains statements that are forward-looking within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements are only predictions and are not guarantees of future performance. Investors are cautioned that any such forward-looking statements are and will be, as the case may be, subject to many risks, uncertainties and factors relating to the operations and business environments of Braskem and its subsidiaries that may cause the actual results of the companies to be materially different from any future results expressed or implied in such forward-looking statements.

Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, the risks and uncertainties set forth from time to time in Braskem's reports filed with the United States Securities and Exchange Commission. Although Braskem believes that the expectations and assumptions reflected in the forward-looking statements are reasonable based on information currently available to Braskem’s management, Braskem cannot guarantee future results or events. Braskem expressly disclaims a duty to update any of the forward-looking statements.

2

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 2, 2005

BRASKEM S.A.

By:	/s/ Paul Elie Altit

	Name:	Paul Elie Altit
	Title:	Chief Financial Officer